Nitches, Inc.

1330 N. Buffalo Dr., Ste. 210 850

Las Vegas, NV 89128

(251) 272-6917

October 6, 2021

REQUEST FOR QUALIFICATION

Mr. Jay Mumford

Ms. Sherry Haywood

Re:	Nitches, Inc. Form 1-A/A
Amendment No. 1 - Request for Qualification
File No. 024-11601

Dear Mr. Mumford and Ms. Haywood:

On behalf of Nitches, Inc. (the “Company”), I hereby request qualification of the above- referenced Amendment at 4:00 p.m., Eastern Time, on Thursday, October 7, 2021, or as soon thereafter as is practicable.

The Company’s Offering in its Form 1-A/A has been qualified by coordination in the state of Georgia. Under this exemption, the offering is qualified in Georgia pending qualification by the SEC and the Company’s undertaking to submit to the Georgia Secretary of State Securities Division any later filed amendments of the Form 1-A/A.

Very Truly Yours,

/s/ John Morgan

John Morgan

CEO

Nitches, Inc.